

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

November 17, 2009

Louis S. Friedman
Chief Executive Officer
Wes Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Wes Consulting, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 29, 2009**
> **File No. 000-53314**

Dear Mr. Friedman:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not provided any financial information pursuant to either Items 13 or 14 of Schedule 14A. Please note that Item 1 of Schedule 14C incorporates the disclosure requirements of Schedule 14A, including the notes. As such, please refer to Note A and Items 13 and 14 of Schedule 14A and discuss your basis for not providing the disclosure requested by the noted Items.

2.   In connection with the preceding comment, please clarify if you obtained shareholder approval for the merger and issuance of shares. If not, please discuss the basis for not seeking shareholder approval.

3.   Please revise to discuss the exemption relied upon in issuing the shares to Liberator's shareholders in the merger.

4.   Please tell us if any officers or directors will receive any securities as a result of the actions disclosed in this information statement. If so, please refer to Item 3 of Schedule 14C and revise your disclosure accordingly.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

CC: Greg Jaclin
       Via facsimile (732) 577-1188